EXHIBIT 3

Release:	IMMEDIATE RELEASE

Contact:	Brian Yuen

Global-Tech USA, Inc.
Tel.: 212-683-3320

Web Page:	http://www.businesswire.com/cnn/gai.shtml

GLOBAL-TECH APPLIANCES REPORTS FIRST QUARTER RESULTS

WITH SIGNIFICANT IMPROVEMENT IN NET SALES

Hong Kong, October 25, 2005 — Global-Tech Appliances Inc. (NYSE: GAI) today announced its net sales and earnings for the first quarter of fiscal 2006 ended June 30, 2005.

Net sales for the first quarter of fiscal 2006 were $17.7 million, up approximately 79%, compared to $9.9 million for the first quarter of fiscal 2005. Net loss for the first quarter of fiscal 2006 was $2.7 million, or $0.22 per share, compared to a net loss of $2.8 million, or $0.23 per share, in the prior corresponding fiscal period.

John C.K. Sham, President and Chief Executive Officer, said: “While our sales rebounded to more normal levels, we continued to incur significant cost increases in materials, particular plastic resins, as well as a rise in labor cost. The cost of plastic resins, a key raw material in our products, has been increasing steadily since last year as they are derived from natural gas and other oil distillates. This has impacted our gross profit margins, but we hope our margins will improve as plastic resin prices begin to normalize.”

Mr. Sham continued, “The steps which we are currently taking to reduce costs, including redirecting our display activities, did not impact the first quarter and are also not expected to affect the upcoming second quarter of fiscal 2006, though we anticipate these actions will have a gradual positive impact on our financial results in subsequent quarters.”

Mr. Sham concluded, “We expect our net sales for the balance of fiscal 2006 to improve over the last three quarters of fiscal 2005 and plan to continue to implement actions to further reduce our fixed costs in an effort to improve our financial performance over the next few quarters. In addition to obtaining relief from material cost increases, we will also need some new product introductions in our core business or new businesses in order to return to profitability.”

Global-Tech is a holding company, owning subsidiaries that manufacture and market a wide range of consumer electrical products worldwide, including floor care products and small household appliances. These products are marketed by customers under brand names such as Black & Decker®, DeLonghi®, Dirt Devil®, Eureka®, Hamilton Beach®, Kenwood®, Presto®, Proctor-Silex®, Sanyo®, Sharper Image®, Sunbeam®, and West Bend®. Global-Tech’s subsidiary, Global Display Limited, is currently developing a wide range of consumer products incorporating high-definition flat panel displays (FPDs) that utilize liquid crystal display (LCD), plasma display panel (PDP), liquid crystal on silicon (LCOS), optical, and digital display technologies. Lite Array, Inc., another subsidiary of Global-Tech, is developing and introducing a range of display modules utilizing proprietary small molecule organic light emitting diode (OLED) technology for use in electronic devices, such as cellular phones and MP3 players.

Except for historical information, certain statements contained herein are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should,” “estimates,” or variations of such words and similar expressions are intended to identify such forward looking statements. These forward looking statements are subject to risks and uncertainties, including but not limited to, the impact of competitive products and pricing, demand for new and existing products in our core business, the financial condition of the Company’s customers, product demand and market acceptance especially of our new display products, our ability to establish ourselves as a proven and reliable manufacturer of LCD TVs, the success of new product development especially in the area of cellular phone components and solutions, compact camera modules, digital MP3 players and other pending projects, reliance on material customers, suppliers and key strategic alliances, the terms and conditions of customer contracts and purchase orders, availability and cost of raw materials, the timely and proper execution of certain business plans, including the plan to diversify and transform a portion of manufacturing capacity to higher-value, technology-oriented products, currency fluctuations, including the revaluation of the Chinese Renminbi, the imposition by China’s trading partners of economic sanctions and/or protective tariffs on Chinese manufactured goods, uncertainties associated with investments, the regulatory environment, fluctuations in operating results, the impact of changing global, political and economic conditions and other risks detailed from time to time in the Company’s filings with the U.S. Securities and Exchange Commission including its most recent Report on Form 20-F. The Company does not undertake to update its forward-looking information, or any other information contained or referenced in this press release to reflect future events or circumstances.

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts expressed in thousands of United States dollars, except per share data)

	Three Months Ended June 30,
	2005	2004
	(unaudited)	(unaudited)
Net sales	$17,698	$9,899
Cost of goods sold	(16,519)	(8,864)

Gross profit	1,179	1,035
Selling, general and administrative expenses	(3,934)	(4,045)

Operating loss	(2,755)	(3,010)
Other income, net	91	246

Loss before income taxes	(2,664)	(2,764)
Provision for income taxes	(16)	—

Net loss before minority interests	(2,680)	(2,764)
Minority interests	13	—

Net loss	$(2,667)	$(2,764)

Basic and diluted loss per common share	$(0.22)	$(0.23)

Basic and diluted weighted average number of shares outstanding	12,224	12,198

GLOBAL-TECH APPLIANCES INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands of United States dollars)

	June 30, 2005	March 31, 2005
	(unaudited)	(audited)
ASSETS
Current assets:
Cash and cash equivalents	$15,978	$8,791
Restricted cash	112	431
Callable deposit	5,000	5,000
Short-term investments	24,944	33,966
Accounts and bills receivable, net	11,808	7,195
Deposits, prepayments and other assets	2,164	2,324
Inventories	15,210	14,057

Total current assets	75,216	71,764

Property, plant and equipment, net	27,256	27,780
Land use rights	2,179	2,192
License, net	2,026	2,201
Loan to a director	76	76

Total assets	$106,753	$104,013

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Bank overdrafts	814	—
Short-term bank borrowings	37	37
Accounts and bills payable	9,490	5,258
Salaries and allowances payable	835	731
Accrued expenses	4,465	3,872
Income tax payable	3,683	3,698

Total current liabilities	19,324	13,596
Deferred tax liabilities	143	143

Total liabilities	19,467	13,739

Minority interests	—	13

Shareholders’ equity:
Common stock, par value $0.01; 50,000,000 shares authorized; 12,902,755 shares issued as of June 30 and March 31, 2005	129	129
Preferred stock, par value $0.01; 1,000,000 shares authorized, no share issued	—	—
Additional paid-in capital	82,918	83,265
Retained earnings	9,436	12,103
Accumulated other comprehensive deficits	(704)	(743)
Less: Treasury stock, at cost, 679,147 shares as of June 30 and March 31, 2005	(4,493)	(4,493)

Total shareholders’ equity	87,286	90,261

Total liabilities and shareholders’ equity	$106,753	$104,013